

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2018

Daniel Solomita
President and Chief Executive Officer
Loop Industries, Inc.
480 Fernand-Poitras
Terrebonne, Québec, Canada, J6Y 1Y4

> **Re: Loop Industries, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 10, 2018**
> **File No. 333-226789**

Dear Mr. Solomita:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications